Exhibit 3.31

ARTICLES OF INCORPORATION

OF

HANGER PROSTHETICS & ORTHOTICS WEST, INC.

as amended through April 19, 2000

I

The name of this corporation is Hanger Prosthetics & Orthotics West, Inc.

II

The purposes of this corporation are:

(a)                                  Primarily to engage in the specific business of manufacture, sale and service of orthotic and prosthetic devices and hospital equipment.

(b)                                 To engage in any business related or unrelated to that described in Clause (a) of this Article II and from time to time authorized or approved by the Board of Directors of this corporation.

(c)                                  To act as partner or joint venturer or in any other legal capacity in any transaction.

(d)                                 To do business anywhere in the world.

(e)                                  To have and exercise all rights and powers from time to time granted to a corporation by law.

The above purposes clauses shall not be limited by reference to or inference from one another, but each such purpose clause shall be construed as a separate statement conferring independent purposes and powers upon the corporation.

III

The county in the State of California where the principal office for the transaction of the business of the corporation is located in the County of Los Angeles.

IV

(a)                                  The number of Directors of this Corporation shall be set forth in the By-Laws.

V

The total number of shares which the Corporation is authorized to issue is 5,000,000.  The aggregate par value of said shares is $500,000 and the par value of each share is 10 cents.  No distinction shall exist between the shares of this Corporation or the holders thereof.  This Amendment shall have no effect on the outstanding shares of the Corporation other than to change such shares from a par value of $1 per share to 10 cents per share.